Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

December 21, 2006

Ms. Jill S. Davis

Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year ended December 31, 2005

Filed February 28, 2006

Form 10-Q for Fiscal Quarters ended March 31, 2006, June 30, 2006, and September 30, 2006

Filed May 4, 2006 and August 4, 2006 and November 8, 2006

Response Letter Dated November 9, 2006

File No. 1-02256

Dear Ms. Davis:

On behalf of Exxon Mobil Corporation, please find enclosed our responses to your comments regarding the above filings set forth in your letter of December 1, 2006.  We appreciate your agreement to extend the timing of our responses pursuant to the December 5, 2006, letter from Mr. David Levy.  Our responses are numbered to correspond to the numbered comments in your letter.

Per your discussion with Mr. Levy, it is clear that we have a difference of opinion regarding the format for reserves reporting and welcome the opportunity to review this issue with the SEC in person.

If you desire clarification of our responses, please direct any questions to Mr. Levy at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachments

c:

Jonathan Duersch

Ronald Winfrey

ExxonMobil’s Response to the

Comments Included in the SEC Letter of December 1, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 8: Property, Plant and Equipment and Asset Retirement Obligation

1.

We note your response to prior comment two.  Please expand your proposed disclosure to define what you mean by “construction phase” and more specifically address when the interest capitalization period begins and ends.

We will expand our disclosure in Note 1, “Summary of Accounting Policies – Plant, Property and Equipment” in the Form 10-K for the year ended December 31, 2006, as follows:

Interest costs incurred to finance expenditures during the construction phase of multi-year projects are capitalized as part of the historical cost of acquiring the constructed assets.  The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use.  Capitalized interest costs are included in property, plant and equipment and are depreciated over the service life of the related assets.

Note 14 Litigation and Other Contingencies, page 68

2.

We note your response to prior comment five indicating that you have no current MTBE lawsuits which are both probable and estimable.  Please further clarify whether or not any of these matters individually or in the aggregate have been assessed as other than remote and how you have considered the disclosure requirements of SFAS 5 in this regard.

In addition to reviewing lawsuits for the purposes of establishing accrued liabilities, our normal review process includes the identification of individual contingencies that possibly may result in material losses.  Several such contingencies were disclosed in Form 10-K for the period ending December 31, 2005.  Regarding MTBE lawsuits, management, in consultation with internal and external counsel, concluded that these contingencies are not material.

Supplemental Information on Oil and Gas Exploration and Production Activities

(unaudited), page 76

3.

We have reviewed your responses to prior comment numbers six and seven.  As previously requested, please remove the subtotal of “Total before year end price/cost revisions” and include the effect of year end price/costs revisions within the applicable line item.  Paragraph 11 of SFAS 69 requires disclosure of significant changes in proved reserves as of the beginning of a year compared to the end of the year.  It also requires each significant change to be shown separately with appropriate explanation.  The beginning and ending balance of proved reserves is required to be calculated using the respective year-end price.  SFAS 69 does not contemplate presentation of an end of year proved reserve subtotal that is calculated on a price that is not the year end price.  As such, the presentation of that subtotal appears to represent the disclosure of a measure of reserves that is other than proved and is not permitted by Instruction 5 of Item 102 of Regulation S-K.

The response to comments 3 and 4 is shown after comment number 4

4.

In connection with your responses to prior comment numbers six and seven it is our understanding that the purpose of the disclosure required by paragraph 11 of SFAS 69 is to identify and explain the significant changes in the balance of proved reserves at the beginning of the year as compared to the end of the year.  It is also our understanding that these beginning and ending year proved reserve quantities are required to be calculated using prices and costs as of the respective year-end dates.  Please explain why it is appropriate to determine the revision and year end price/cost revisions line items using the same price assumptions used by management which do not appear to be the year end price/costs.

We have an obligation to our shareholders to clearly portray the proved reserves that are relevant to how ExxonMobil manages its investment decisions with respect to the development and production of these reserves.  We acknowledge the SEC Staff’s view of the possible need for a common measurement point for all companies to calculate reserves, and therefore, as we previously agreed with the SEC, we show the beginning and end of year proved reserves balances calculated by using prices as of the respective year-end dates.

FAS 69 only requires that year-end prices be used for the Standardized Measure of Oil and Gas calculation, which are applied against the year-end proved reserves balance.  However, we do not believe that the change categories listed in paragraph 11 of FAS 69 each need to be calculated using year-end prices since this paragraph is silent on year-end prices.  In fact, for reserves covered by production sharing agreements (PSAs), we believe the use of year-end prices would result in a misleading disclosure, since our reserve entitlement is contractually tied to a number of factors including prices, profit oil sharing and cost oil allocation.  These factors can make PSA reserves more sensitive to unrepresentative price spikes or dips at year-end than traditional royalty-tax properties.

We also do not believe that calculating a sub-total before showing the impact of year-end price revisions is prohibited by FAS 69 nor is it counter to Instruction 5 of Item 102 of Regulation S-K since that instruction seems intended to prohibit the disclosure of probable or possible reserves.  We consider the volumes we are disclosing to be proved reserves.

As we continue to disagree on this important disclosure issue, we believe it would be helpful to meet with you to discuss our position.  We are therefore requesting such a meeting at your convenience.